Exhibit 4.15

Summary of Disposal Agreement between Siltech Shanghai and JCET, Subscription Agreement between Siltech Shanghai and JCET, and Supplemental Agreement relating to Disposal Agreement between SilTech Shanghai and JCET

On April 27, 2016, Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) (a connected person at the subsidiary level of the Company) entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Suzhou Changdian Xinke Investment Co., Ltd. (“Holdco A”) (a company incorporated by JCET under PRC laws and owned by JCET, SilTech Shanghai and China IC Fund as to 50.98%, 19.61% and 29.41% respectively at the time of entering into the Disposal Agreement) to JCET in consideration of RMB664 million, to be satisfied by JCET’s issuance of 43,229,166 A Shares to SilTech Shanghai at RMB15.36 per A Share.

On April 27, 2016, SilTech Shanghai and JCET entered into a subscription agreement. Pursuant to the Subscription Agreement, SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 A Shares at RMB17.62 per A Share in consideration of an aggregate subscription price of RMB2,655 million in cash by way of private placement.

Immediately upon completion of both the Disposal and the Subscription, the Company (through SilTech Shanghai) would hold 193,910,210 A Shares in total (subject to any necessary adjustment) representing 14.26% shareholding interest in JCET and 14.26% attributable ownership interest in Holdco A assuming that completion of a separate agreement between China IC Fund and JCET involving the disposal of China IC Fund of its ownership interest in certain companies to JCET in consideration of 129,622,395 A Shares in JCET has taken place. The Company is expected to become the single largest shareholder of JCET after completion of the Disposal and the Subscription. The Disposal and the Subscription constitute a strategic investment which reflects the current industry trend and customers’ requests for greater integration between front-end and back-end IC manufacturing. Holdco A is the indirect holding company of STATS ChipPAC Ltd., a leading provider of advanced semiconductor packaging and test services in the world.

As JCET held approximately 14.7% ownership interest in SJ Semiconductor Corporation, a subsidiary of the Company, at the time of entering into the Disposal Agreement and the Subscription Agreement, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Disposal and the Subscription are exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101 of the Listing Rules.

On December 9, 2016, according to feedback received by JCET from the China Securities Regulatory Commission (“CSRC”) in relation to Holdco A’s losses in 2016 and its expected loss during the period commencing on January 1, 2017 and ending on the completion date of the Disposal (the “2017 Transitional Period as well as profit compensation for the coming three years (2017, 2018 and 2019), SilTech Shanghai and JCET entered into a supplemental agreement after negotiation to amend and supplement the Disposal Agreement (the “Supplemental Agreement”). The parties agreed that:

(a)	for the period commencing on December 31, 2015 and ending on the completion date of the Disposal (the “Transitional Period”), any profit of Holdco A will be enjoyed by JCET, while 19.61% of any loss of Holdco A will be borne bySilTech Shanghai by way of cash compensation to JCET; and

(b)	an agreed sum of net profit be set for Holdco A for the years of 2017, 2018 and 2019, and if the aggregate amount of Holdco A’s consolidated net profit for each of those years is lower than the agreed sum, SilTech Shanghai will compensate JCET up to a capped limit with a cash amount equivalent to the shortfall of its proportion of shareholding less any compensation SilTech Shanghai has already paid for Holdco A’s loss during the 2017 Transitional Period (if any).

On March 1, 2017, the Company was notified by JCET that CSRC has granted conditional approval for the Disposal and the Subscription (the “Conditional Approval”). Completion of the Disposal and greed sum, SilTech Shanghai will company the Subscription is subject to the satisfaction of conditions in the Conditional Approval, which have been disclosed on the website of the CSRC.